Exhibit 99.1

TORM plc – Notice of and complete proposals for the Annual General Meeting 2020

Enclosed please find the notice of and the complete proposals for the Annual General Meeting of TORM plc to be held on 15 April 2020.

CONTACT	TORM plc
Christopher H. Boehringer, Chairman, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	London, EC3V 9DU, United Kingdom
Christopher Everard, General Manager, tel.: +44 7920 494853	Tel.: +44 203 713 4560
Kim Balle, Chief Financial Officer, tel.: +45 3917 9285	www.TORM.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “ton miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

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In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IT CONTAINS PROPOSALS RELATING TO TORM PLC (THE "COMPANY") ON WHICH YOU ARE BEING ASKED TO VOTE.

The definitions used throughout this Circular are set out on page twelve of this Circular.

If you are in any doubt about the contents of this document or the action you should take, you are recommended to immediately seek your own personal financial advice from an appropriately qualified independent adviser authorized pursuant to the Financial Services and Markets Act 2000 if in the United Kingdom or otherwise regulated under the laws of your own country.

If you sell or transfer or have sold or transferred all your shares in the Company, you should hand this Circular and the documents accompanying it to the purchaser or agent through whom the sale was effected for transmission to the purchaser. If you sell or have sold or otherwise transferred only part of your holding of shares, you should retain these documents.

TORM PLC
(a company registered in England and Wales with company number 09818726)
Notice of Annual General Meeting

This document should be read in its entirety. Your attention is drawn to the letter from the Chairman of the Company set out in this document, which contains your Board's unanimous recommendation to vote in favour of the Resolutions set out in the notice of Annual General Meeting referred to below.
Notice of the Annual General Meeting (the "AGM") of the Company to be held at the Company’s offices at Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom, on 15 April 2020 at 12:00 noon (BST) is set out at the end of this Circular.

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Shareholders will find enclosed a Form of Proxy for use at the AGM. To be valid for use at the AGM, the Form of Proxy must be completed and returned, in accordance with the instructions printed thereon, to the Company's registered office as soon as possible and, in any event, to arrive by 18:00 (BST) on 13 April 2020. The completion and return of a Form of Proxy will not preclude shareholders from attending and voting in person at the AGM should they subsequently wish to do so.
YOU ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN ACCORDANCE WITH THE INSTRUCTIONS HEREIN.
Your attention is drawn to the section entitled "Action to be Taken by Shareholders" on page nine of this Circular.
This document will be available for download from the Company's website at www.torm.com

LETTER FROM THE CHAIRMAN
TORM PLC
(Registered in England and Wales with Company Number 09818726)
Registered Office:
Birchin Court,
20 Birchin Lane,
London EC3V 9DU
United Kingdom

Directors:
Christopher H. Boehringer, Chairman
David Weinstein, Deputy Chairman
Jacob Meldgaard, Executive Director
Göran Trapp
Torben Janholt

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13 March 2020

Dear Shareholder
NOTICE OF ANNUAL GENERAL MEETING,
1	Introduction
I am writing in connection with the Resolutions to be proposed at the forthcoming Annual General Meeting ("AGM") of TORM Plc (the "Company") at 12:00 noon (BST) on 15 April 2020 at the Company’s offices at Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom. Your attention is drawn to the recommendations of the Board as set out in paragraph 8 of this letter.
In particular, I am writing to provide you with details of the proposed Capital Reduction which will enhance the Company’s ability to return surplus capital, undertake share buy-backs and pay dividends to shareholders in the future.
The Directors of the Company have taken all reasonable care to ensure that the facts stated in this Circular are true and accurate in all material aspects and that there are no material facts the omission of which would make misleading any statement contained in this Circular, whether of fact or opinion.
2	Capital Reduction
As a result of the acquisition of TORM A/S in 2016, the Company initially had zero distributable reserves even though the underlying business within TORM A/S had significant distributable reserves. The Company is well consolidated with an equity ratio over 75%, however, it has limited flexibility to pay -out dividends to its shareholders. As per the financial statements for the year ended 31 December 2019, the Company now has positive distributable reserves of USD 222.5m but it is deemed that this discrepancy poses a risk to the Company being able to pay dividends in the future. This would particularly be the case if there was a future revaluation of TORM A/S in the accounts of the Company.
Accordingly, your approval is being sought to carry out a reduction of the Company’s capital by way of the reduction of the amount standing to the credit of the Company’s Share Premium Account by an amount of USD 900.0m, so as to create distributable reserves.
The Capital Reduction is conditional upon, amongst other things, the Company obtaining approval by the shareholders at the AGM.
The purpose of this Document is to provide you with information about the Capital Reduction and to explain why the Board considers the Capital Reduction to be in the best interest of the Company and its as a whole and unanimously recommends that you vote in favour of the Resolutions to be proposed at the AGM. Shareholders should note that, unless Resolution 13 is approved at the AGM (and the Court subsequently confirms the Capital Reduction), the Capital Reduction will not take place.

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The Definitions section at page 12 of this Circular contains definitions of words and terms that have been used. Please refer to this section as you review this Circular.
3	Background to, and reasons for, the Capital Reduction
Under the Exchange Offer, shares in TORM A/S were exchanged for shares in the Company on a one-for-one basis.  The shares in TORM A/S received by the Company were measured at the quoted share price at the date of the exchange offer amounting to USD 813.7m. The shares were issued at a premium and so a sum equal to the aggregate amount of the premium was credited to the share premium account of the Company which forms part of the non-distributable reserves. Further share issuances have also led to further increases in the Share Premium Account.
The Company is not permitted to undertake share buy-backs nor pay any dividends unless it has distributable reserves. The Share Premium Account only has limited applications and, accordingly, the Company is proposing to reduce its Share Premium Account by USD 900.0m, in order to create further distributable reserves to support: (i) the future payment by the Company of dividends to its shareholders; and (ii) share buy-backs should circumstances dictate it desirable.
In light of the Group’s prospects and current strong financial position, the Directors believe it is now desirable to consider future potential share buy-backs or payment of dividends to shareholders.
Upon completion of the Capital Reduction, the Company’s Share Premium Account will be reduced by USD 900.0m and, subject to the Court being satisfied with the Company’s approach to creditors as outlined below, the estimated amount of distributable reserves would be approximately USD 1,122.5m, based on the Company’s statement of financial position as at 31 December 2019. The Share Premium Account following the Capital Reduction, would be USD 11.6m based on the Company’s statement of financial position as at 31 December 2019.
The completion of the Capital Reduction will not affect the rights attached to the shares and will not result in any change to the number of shares (or their nominal value).
4	The Capital Reduction
Shareholder Approval
In order to effect the Capital Reduction, the Company requires the approval of its shareholders pursuant to section 641(1)(b) of the Companies Act. The Capital Reduction cannot be effected unless the Company receives the approval by the requisite majority of shareholders and in the requisite manner as set out in this section of the Circular.
The holders of the A-shares and the B-share, are entitled to receive notice of, attendance, speak and vote at the AGM pursuant to the Articles of Association. The votes of the holders of the A-shares and the B-share will be added together at the AGM and the Resolution to approve the Capital Reduction, which will be proposed as a special resolution, requires a majority in favour of at least 75% of the votes cast by the shareholders attending and voting in person or by proxy in order to be passed.

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The holder of the C-share is not entitled to vote on the resolution relating to the Capital Reduction pursuant to the Articles of Association.  The proposed Capital Reduction does not alter the rights attaching to the C-share and therefore the Company does not require the approval of the holder of the C-share.
Court Approval
In addition to the approval by the shareholders of the relevant Resolution, the Capital Reduction requires the approval of the Court. Accordingly, following the Annual General Meeting, an application will be made to the Court in order to confirm and approve the Capital Reduction.
The Board is satisfied that there is no real likelihood that the Capital Reduction would result in the Company being unable to discharge a creditor’s debt or claim when it falls due. The Company has obtained letters of consent to the Capital Reduction from its major finance providers and other major creditors.
It is anticipated that the initial directions hearing in relation to the Capital Reduction will take place on 29 April 2020, with the final Court Hearing taking place on 15 May 2020 and the Capital Reduction becoming effective on the same day, following the necessary registration of the Court Order at Companies House.
The Capital Reduction itself will not involve any distribution or repayment of capital or share premium by the Company and will not reduce the underlying net assets of the Company. Pursuant to Part 23 of the Companies Act, the distributable reserves arising on the Capital Reduction will, subject to the discharge of any undertakings required by the Court, support the Company’s ability to undertake share buy-backs or pay dividends, should circumstances in the future make it desirable to do so.
The Board reserves the right to abandon or discontinue (in whole or in part) the application to the Court in the event that the Board considers that the terms on which the Capital Reduction would be (or would be likely to be) confirmed by the Court would not be in the best interests of the Company and/or its shareholders as a whole. The Board has undertaken a thorough and extensive review of the Company’s liabilities (including contingent liabilities) and considers that the Company will be able to satisfy the Court, as at the date (if any) on which the Court Order relating to the Capital Reduction and the statement of capital in respect of the Capital Reduction have both been registered by the Registrar of Companies at Companies House and the Capital Reduction will therefore become effective and, the Company’s creditors will be sufficiently protected.

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5	Explanatory notes to the notice of the AGM
The following notes explain the proposed Resolutions. Resolutions 1 to 10 are proposed as ordinary resolutions. For each of those resolutions to be passed, more than half of the votes cast must be in favor of the resolution. Resolutions 11 to 13 are proposed as special resolutions. For each of those resolutions to be passed, at least three quarters of the votes cast must be in favor of these resolutions.
Resolution 1 – Annual Report and Accounts
The Directors must present the audited annual accounts and the Directors' and Auditors' report for the financial year ended 31 December 2019. A copy of the Directors' and Auditors' reports and the financial statements are available on the Company's website (www.torm.com).
Resolution 2 – Remuneration report
The Company's shareholders will be asked to approve the remuneration report at the Annual General Meeting.
Resolutions 3 and 4 – Appointment and remuneration of auditors
The Company must appoint auditors at each general meeting at which accounts are presented to shareholders to hold office until the conclusion of the next such meeting. Resolution 3 seeks shareholder approval to appoint Ernst & Young LLP as the Company's auditors. Ernst & Young LLP are replacing Deloitte LLP as the auditors of the Company. Due to UK transitional provisions, the Company must undertake a tender and rotation of the independent auditor appointment at the latest after completion of the 2020 audit. Consequently, the Audit Committee decided to launch an audit tender process in 2019, with a view to appointing a new external auditor for the 2020 financial year. This is to facilitate an orderly and thorough handover from the existing auditor and to ensure that the new auditor meets all relevant independence criteria before the commencement of the appointment.
In accordance with normal practice, Resolution 4 seeks authority for the Company's Directors to fix their remuneration.
Resolution 5 – Dividend
If Resolution 5 is approved by the shareholders, the final dividend for the year ended 31 December 2019 of USD 0.10 per A-share will be paid to the shareholders whose names appear on the register of members at close of business on 20 April 2020. The payment of the dividend is not conditional on the proposed Capital Reduction.

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Resolutions 6 to 9 – Re-appointment of Directors
The Company’s Articles of Association require every Director, other than the B-Director, to retire at the end of the second AGM after their appointment or last re-appointment unless they have been re-appointed at that AGM. Christopher H. Boehringer, Göran Trapp and Jacob Meldgaard are standing for re-appointment in accordance with these provisions. Torben Janholt is not standing for re-election as and will resign as Director with effect from the end of the AGM on 15 April 2020. Torben Janholt will then be appointed as an Observer to the Board in accordance with the Articles of Association.
Further, the Board recommends the appointment of Annette Malm Justad as Director of the Company. Subject to Annette Malm Justad’s appointment as Director at the AGM, she will be appointed to the committees of the Company to replace Torben Janholt.
The biographical details of all Directors can be found on the Company’s website at http://www.torm.com/about-torm.
Resolution 10 – Renewal of Existing Allotment Authorities
On 15 March 2016, the Company passed the Existing Allotment Authorities, being the authorities given by shareholders to the Directors to offer equity securities of the Company. The Existing Allotment Authorities are due to expire on 14 March 2021. Therefore, it is proposed to extend most of these authorities for a period of five years.
Article 8.4 of the Company’s Articles of Association allow the extension of the Existing Allotment Authorities.
Set out below is a summary of the Existing Allotment Authorities that were passed on 15 March 2016, along with how much of these authorities remain and are to be renewed and extended.
The Directors were given authority to allot A-shares in the Company and grant rights to subscribe for or convert any security into the shares in the Company:
(A)
up to an aggregate nominal amount of USD 686,142 in connection with the acquisition of TORM A/S (the “Exchange Offer”). This authority is not being renewed or extended as the acquisition of TORM A/S is complete.

(B)
up to an aggregate nominal amount of USD 1,372,283 and which is offered in connection with an initial public offering of equity securities on the New York Stock Exchange, the NYSE MKT LLC or the NASDAQ Stock Market (each, a “US Market”) and/or an underwritten follow on offering of equity securities on a US Market and/or a private placement of equity securities to be listed on a US Market (together, the “US Offerings”). At a nominal value of USD 0.01 this equates to 137,228,300 A-shares. No A-shares have been allotted or issued by the Company under this authority to date and it is proposed that this authority is renewed and extended in full.

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(C)	up to an aggregate nominal amount of USD 5,192,493 and which are:

(i)	offered to holders of A-shares in proportion to their existing holdings of A-shares and to other shareholders as required or as the Board otherwise considers necessary; or
(ii)
allotted or issued at fair value (taking account of any relevant part of the subscription or acquisition price for such securities) and where fair value is determined by the Board in its sole discretion based upon International Accounting Standards (and which may represent a discount to the price at which the Company’s A-shares are trading or have traded on any exchange or market).

The Company has issued 11,920,000 A-shares under this authority and therefore, at a nominal value of USD 0.01, the Company has a remaining authority of 507,329,300 A-shares under this authority. It is proposed that this remaining authority is renewed and extended in full.
(D)
up to an aggregate nominal amount of USD 838,509 and which are allotted to Directors, officers or employees of the Company or any of its subsidiary undertakings (or to any trust, company or other entity established to benefit such persons). The Company has issued 541,807 A-shares under this authority and the Company has granted share options over a further 5,546,543 A- shares under this authority (this figure includes 510,400 share options which have not yet been granted but have been contractually agreed. For further information, please see the Remuneration Report and, in particular, page 86 of the Annual Report. Therefore, at a nominal value of USD 0.01, the Company has a remaining authority of 77,762,550 A-shares under this authority. It is proposed that this remaining authority is renewed and extended in full.

Resolution 11 – Renewal of Existing Disapplication Authorities
Under company law, when new shares are allotted or treasury shares are sold for cash, they must generally first be offered to existing shareholders pro rata to their holdings.
On 15 March 2016, the Company passed the Existing Disapplication Authorities, being the authorities given by shareholders to the Directors to offer equity securities of the Company without first offering them to existing A-shareholders. The Existing Disapplication Authorities are due to expire on 14 March 2021. Therefore, it is proposed to extend most of these authorities for a period of five years.
Article 8.4 of the Company’s Articles of Association allow the extension of the Existing Disapplication Authorities.
The Existing Disapplication Authorities mirror the Existing Allotment Authorities in form and below is a summary of the Existing Disapplication Authorities that were passed on 15 March 2016, along with how much of these authorities remain and are to be renewed and extended.
The authority in connection with an Exchange Offer is not being renewed or extended.

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The authority in connection with US Offerings covers the full authority to be renewed and extended under Resolution 11. It is proposed that this authority is renewed and extended in full.
The authority in connection with the authority set out under (C)(ii) of Resolution 10 was up to an aggregate nominal amount of USD 2,596,226. The Company has issued 11,920,000 A-shares under this authority and therefore, at a nominal value of USD 0.01, the Company has a remaining authority of 247,702,600 A-shares under this authority. It is proposed that this remaining authority is renewed and extended in full.
The authority in connection with the authority set out under (D) of Resolution 10 covers the full authority to be renewed and extended under Resolution 12. It is proposed that this authority is renewed and extended in full.
Resolution 12 – Authority for market purchases of own shares
Resolution 12 renews the Company’s current authority to make limited market purchases of the Company’s A-shares. This authority is limited to a maximum aggregate number of 7,476,065 A-shares representing 10% of the issued share capital of the Company as at 28 February 2020 (being the latest practicable date prior to publication of this notice) and sets out the minimum and maximum prices that can be paid, exclusive of expenses. The authority conferred by this resolution will expire on 14 April 2025.
The Company has announced a share buy-back program on or about the date of this AGM Notice. Other than this, the Directors have no present intention of exercising the authority to purchase the Company’s A-shares but will keep the matter under review.
Resolution 13 – Reduction of the Company’s Share Premium Account
Resolution 13 is a special resolution to reduce the Share Premium Account of the Company pursuant to the proposed Capital Reduction outlined above.
6	Expenses
The costs and expenses of calling the AGM and any adjourned AGM will be met by the Company. The costs will be paid by the Company irrespective of whether or not the Resolutions are passed by the requisite majority at the forthcoming AGM.
7	Dividend
The Board is recommending a final dividend for the financial year ended 31 December 2019 of USD 7.4m equating to a dividend per share of USD 0.10. This dividend is expected to be paid on 6 May 2020 to all shareholders appearing on the register of members as of 20 April 2020. The payment of the dividend is not conditional on the proposed Capital Reduction.

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8	Recommendations
The Board believes that the approval of the Resolutions to be proposed at the AGM is in the best interest of the shareholders as a whole and recommends that the shareholders vote in favour of the Resolutions set out in the notice of AGM of the Company, as the Directors intend to do, or procure to be done, in respect of their own and their related parties' beneficial holdings.
9	Action to be taken by shareholders
(a)	Annual General Meeting
The Resolutions are subject to shareholder approval. A notice convening the AGM is set out at the end of this Circular.
A Form of Proxy for the AGM is enclosed with this Circular, and you are requested to complete and post the Form of Proxy to the Company's registered address as soon as possible. The completion and return of a form of proxy will not prevent you from attending the AGM in person, speaking and voting if you wish to do so.
To be valid, an instrument appointing a proxy and any power of attorney or other authority under which the proxy instrument is signed (or a notarially certified copy thereof) must be deposited at the Company address as the case may be by 18:00 (BST) on 13 April 2020.
For those shareholders who hold shares via VP Investor Services and which are trading on NASDAQ Copenhagen, you may vote or register electronically at www.vp.dk/agm no later than Monday, 13 April 2020 by 18:00 (BST). Alternatively, you may return a proxy instruction form or registration form. The dated and signed form must reach VP Investor Services A/S by Monday, 13 April 2020 by 18:00 (BST) either by e-mail (vpinvestor@vp.dk) or by ordinary mail to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen S.
For those shareholders who hold shares traded on Nasdaq in New York, they should return the voting instructions as indicated on the Voter Instruction Form.
The majority required for the passing of the Ordinary Resolutions at the AGM is a simple majority of the total number of votes cast for and against such resolutions. The majority required for the passing of the Special Resolutions at the AGM is 75% of the total number of votes cast for and against such resolutions.
The quorum for the AGM is two or more shareholders who are entitled to vote, present in person or by proxy or a duly authorized representative of a corporation which is a member. If, within five minutes after the time appointed for the AGM (or such longer interval not exceeding one hour as the Chairman may consider fit to allow) a quorum is not present, the AGM shall stand adjourned to a day (but not less than ten days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened), time and place to be decided by the Chairman, and at such adjourned meeting, one member present in person or by proxy and entitled to vote will constitute a quorum.

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(b)	Inspection of documents
Copies of the following documents will be available for inspection at the Registered Office of the Company during normal business hours on any business day from the date of this Circular until the conclusion of the AGM and at the place of the AGM for at least 15 minutes prior to, and during, the AGM:
(i)	the Memorandum and Articles of Association of the Company;
(ii)	this Circular; and
(iii)	a memorandum setting out the terms of the contracts for services of the Executive Director and each of the non-Executive Directors.
If you have questions in this regard, please do not hesitate to contact Christopher Everard at tel. +44 7920 494 853.

Yours faithfully

Christopher H. Boehringer
Chairman

EXPECTED TIMETABLE

Latest time and date for receipt of Forms of Proxy for the Annual General Meeting	18:00 (BST) on 13 April 2020

Time and date of Annual General Meeting	12:00 noon (BST) on 15 April 2020

Expected Effective Time of the Resolutions	12:00 noon (BST) on 15 April 2020*

Expected date of Court hearing to confirm the Capital Reduction	15 May 2020

Expected effective date for the Capital Reduction	15 May 2020

*(or, if later, the effective time and date upon which shareholders approve the Resolutions).
1. Each of the times and dates listed above and elsewhere in this document are indicative and accordingly subject to change.
2. The expected dates for the confirmation of the Capital Reduction by the Court and the Capital Reduction becoming effective are based on provisional dates that have been obtained for the required Court hearings of the Company’s application. These provisional hearing dates are subject to change and dependent on the Court’s timetable.
3. If any of the details contained in the timetable above should change, the revised times and dates will be notified to the shareholders by means of an announcement through a Regulatory Information Service.
4. References to time in this document are to London time unless otherwise stated.
5. All events listed in the above timetable following the AGM are conditional on the passing of the Resolutions contained in the Notice of the Annual General Meeting, at the AGM.

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DEFINITIONS
The following definitions apply throughout this Circular unless the context requires otherwise:
AGM or Annual General Meeting	The Annual General Meeting of the Company to be held on 15 April 2020 (or any adjournment thereof), notice of which is set out at the end of this Circular
Articles of Association	The Articles of Association of the Company adopted by special resolution on 15 March 2016.
A-shares	The ordinary A-shares of USD 0.01 each in the capital of the Company.
Board of Directors, the Board or the Directors	The Board of Directors of the Company.
B-share	The ordinary B-share of USD 0.01 in the capital of the Company.
BST	British Summer Time.
Business day	Any day other than a Saturday or Sunday on which banks are open for normal banking business in London.
Capital Reduction	The proposed reduction of the Company’s Share Premium Account as set out in the Notice of the Annual General Meeting.
Circular or Document	This document including, for the avoidance of doubt, the Letter from the Chairman, Notice of Annual General Meeting and the Form of Proxy.
Companies Act	The Companies Act 2006, as amended, supplemented or replaced from time-to-time.
Company	TORM plc.
C-share	The ordinary C-share of USD 0.01 in the capital of the Company.
Effective time	The time at which the Resolutions are expected to become effective, being 12:00 noon (BST) on 15 April 2020 or such other time as the Directors may in their absolute discretion determine.
Existing Allotment Authorities
Those authorities given by the shareholders to the Directors to offer equity securities of the Company by resolutions dated 15 March 2016 (and any renewal of those authorities made in accordance with article 8.4 of the Articles of Association).

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Existing Disapplication Authorities
The authorities given by the shareholders to the Directors to offer equity securities of the Company without first offering them to existing A- shareholders by Resolutions dated 15 March 2016 (and any renewal of those authorities made in accordance with article 8.4 of the Articles of Association).

Form of Proxy	The Form of Proxy appended to this Circular for the use of the shareholders in voting at the AGM.
Nasdaq in Copenhagen	The stock exchange known as Nasdaq in Copenhagen where the shares are listed and available for trade.
Nasdaq in New York	The stock exchange known as Nasdaq in New York where the shares are listed and available for trade.
Notice of the Annual General Meeting or Notice of the AGM	The notice convening the AGM, which is set out at the end of this Circular.
Ordinary Resolutions	The ordinary Resolutions to be proposed at the AGM which are set out in the notice convening the AGM at the end of this Circular.
Registered Office	Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom.
Resolutions	The Resolutions to be proposed at the AGM which are set out in the notice convening that meeting at the end of this Circular.
Share Premium Account	The share premium account of the Company.
Shares	As the context indicates, the A-shares, the B-share and the C-share.
Shareholders	Holders of shares.
Special Resolutions	The special Resolutions to be proposed at the AGM which are set out in the notice convening the AGM at the end of this Circular.
VP Investor Services	VP Securities (https://www.vp.dk) administers the shares listed on Nasdaq in Copenhagen.

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TORM PLC
Registered in England and Wales – Company Number 09818726 (the "Company")
NOTICE OF ANNUAL GENERAL MEETING
NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Company’s offices at Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom, on Wednesday, 15 April 2020 at 12:00 noon (BST).
To consider and, if thought appropriate, pass the following Resolutions, which will be proposed as ordinary and special resolutions as set out below:
Ordinary Resolutions
1	THAT the Annual Report including the accounts and the reports of the Directors and Auditors for the financial year ended 31 December 2019 be received and adopted.
2	THAT the Company's Remuneration Report together with the Auditor’s report on it, for the financial year ended 31 December 2019 be received and adopted.
3
THAT Ernst & Young LLP be appointed as auditor of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which accounts are laid.

4	THAT the Directors be authorized to fix the remuneration of the auditors.
5
THAT the Company declare a final dividend for the year ended 31 December 2019 of USD 0.10 per A-share to be paid to the holders the A-shares on the register of members at the close of business on 20 April 2020.

6	THAT the Company’s Non-Executive Director and Chairman Christopher H. Boehringer is re-appointed as Director of the Company.
7	THAT the Company’s Non-Executive Director Göran Trapp is re-appointed as Director of the Company.
8	THAT the Company’s Executive Director Jacob Meldgaard is re-appointed as Director of the Company.
9	THAT Annette Malm Justad, having been recommended by the Board, is appointed as Director of the Company.

Announcement no. 6 / 13 March 2020	TORM plc – Notice of and complete proposals for the Annual General Meeting 2020	Page 15 of 24

10
THAT, in accordance with Article 8.4 of the Articles of Association, the Existing Allotment Authorities (as such term is defined in the Articles of Association) be renewed and extended in their entirety (other than the authority to allot A-shares in relation to the Exchange Offer, as such term is defined in the Existing Allotment Authorities) so as to apply until the close of business on 14 April 2025 (unless renewed, revoked or varied in general meeting) and so that, for the purposes of sub-paragraph (c) of the Existing Allotment Authorities (as hereby renewed and extended) “USD 5,192,493” shall read “USD 5,073,293 (less the nominal amount of any A-shares allotted, or rights to subscribe for or to convert securities into A-shares granted, pursuant to the Existing Allotment Authorities between the date of the notice of this resolution and the date of approval thereof, other than pursuant to rights granted prior to the date of the notice of this resolution)” and, for the purposes of sub-paragraph (d)  of the Existing Allotment Authorities (as hereby renewed and extended) “USD 838,509” shall read “USD 777,625 (less the nominal amount of any A-shares allotted, or rights to subscribe for or to convert securities into A-shares granted, pursuant to the Existing Allotment Authorities between the date of the notice of this resolution and the date of approval thereof, other than pursuant to rights granted prior to the date of the notice of this resolution)”but, in each case, during this period the Company may make offers and enter into agreements which would, or might, require A-shares to be allotted or rights to subscribe for or to convert securities into A-shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or to convert securities into A-shares under any such offer or agreement as if the authority had not ended.

Special Resolutions
11
THAT, in accordance with Article 8.4 of the Articles of Association and subject to the passing of Resolution 10, the Existing Disapplication Authorities (as such term is defined in the Articles of Association) be renewed and extended in their entirety (other than the authority to allot A-shares in relation to the Exchange Offer, as such term is defined in the Existing Allotment Authorities)so as to apply until the close of business on 14 April 2025 (unless renewed, revoked or varied in general meeting) and so that, for the purposes of sub-paragraph (c) of the Existing Disapplication Authorities (as hereby renewed and extended) “USD 2,596,226” shall read “USD 2,477,026 (less the nominal amount of any A-shares allotted, or rights to subscribe for or to convert securities into A-shares granted, pursuant to the Existing Disapplication Authorities between the date of the notice of this resolution and the date of approval thereof, other than pursuant to rights granted prior to the date of the notice of this resolution)” and, for the purposes of sub-paragraph (d) of the Existing Disapplication Authorities (as hereby renewed and extended) “USD 858,509” shall read “USD 777,625  (less the nominal amount of any A-shares allotted, or rights to subscribe for or to convert securities into A-shares granted, pursuant to the Existing Disapplication Authorities between the date of the notice of this resolution and the date of approval thereof, other than pursuant to rights granted prior to the date of the notice of this resolution)” but, in each case, during this period the Company may make offers and enter into agreements which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power ends, and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not ended.

Announcement no. 6 / 13 March 2020	TORM plc – Notice of and complete proposals for the Annual General Meeting 2020	Page 16 of 24

12	THAT:
12.1
the Company be, and it is hereby, generally and unconditionally authorized for the purpose of sections 693 and 701 of the Companies Act 2006 to make one or more market purchases (within the meaning of section 693(4) of the Companies Act 2006) of it’s a-shares upon such terms and in such manner as the Directors of the Company shall determine, provided that:

12.1.1	the maximum aggregate number of A-shares authorized to be purchased is 7,476,065;
12.1.2	the minimum price which may be paid for such A-shares is USD 0.01 per share (exclusive of expenses);
12.1.3	the maximum price (exclusive of expenses) which may be paid for an A-share cannot be more than the higher of:
(i)	an amount equal to 5% above the average market value of an A-share for the five business days immediately preceding the day on which that A- share is contracted to be purchased; and
(ii)	the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out;
12.1.4
unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the close of business on 14 April 2025, but so that the Company may enter into a contract to purchase A-shares which will or may be completed or executed wholly or partly after the power ends and the Company may purchase A-shares pursuant to any such contract as if the power had not ended.

13	THAT the share premium account of the Company be reduced by USD 900,000,000.
By order of the Board	Registered Office: Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom.

Christopher H. Boehringer
Chairman
Dated                13 March 2020

Announcement no. 6 / 13 March 2020	TORM plc – Notice of and complete proposals for the Annual General Meeting 2020	Page 17 of 24

Notes:
(a)	Only those shareholders registered in the Company's register of members at:
(i)	18:00 (BST) on 13 April 2020; or,
(ii)	if this meeting is adjourned, at 18:00 (BST) on the day two days prior to the adjourned meeting, shall be entitled to attend, speak and vote at the meeting. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.
(b)	Information regarding the meeting, including the information required by section 311A of the Companies Act 2006, can be found at www.torm.com.
(c)	If you wish to attend the meeting in person, please attend the Company’s office at Birchin Court, 20 Birchin Lane, London, England, EC3V 9DU on 15 April 2020 at 12:00 noon (BST).
(d)
If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or more proxies to exercise all or any of your rights to attend, speak and vote at the meeting and you should have received a proxy form with this notice of meeting. A proxy does not need to be a shareholder of the Company but must attend the meeting to represent you. You can only appoint a proxy using the procedures set out in these notes and the notes to the proxy form. To appoint more than one proxy, please contact the Company on tel.  +44 203 713 4561.

(e)
To be valid, an instrument appointing a proxy and any power of attorney or other authority under which the proxy instrument is signed (or a notarially certified copy thereof) must be deposited at the Company's registered office by 18:00 (BST) on 13 April 2020.

(f)
The completion and return of a proxy form will not affect the right of a member to attend, speak and vote in person at the meeting convened by this notice. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

(g)
A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

(h)
In the case of joint holders, where more than one of the joint holders completes a proxy appointment, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of members in respect of the joint holding (the first-named being the most senior).

(i)
Shareholders may change proxy instructions by submitting a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

(j)	If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

Announcement no. 6 / 13 March 2020	TORM plc – Notice of and complete proposals for the Annual General Meeting 2020	Page 18 of 24

(k)	A shareholder may change a proxy instruction, but to do so you will need to inform the Company in writing by either:
(i)
sending a signed hardcopy notice clearly stating your intention to revoke your proxy appointment to the Company. In the case where a shareholder is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice; or

(ii)	sending an email to ir@torm.com.
(l)	In either case, the revocation notice must be received by the Company no later than 18:00 (BST) on 13 April 2020.
(m)
If you attempt to revoke your proxy appointment but the revocation is received after the time specified, your original proxy appointment will remain valid unless you attend the meeting and vote in person.

(n)
A corporation which is a shareholder can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a shareholder provided that no more than one corporate representative exercises powers over the same share.

(o)
As at 18:00 (BST) on 28 February 2020, which is the latest practicable date before publication of this notice, the Company's issued share capital comprised 74,760,655 ordinary shares of USD 0.01 each (made up of 74,760,653 ordinary A-shares, 1 ordinary B-share and 1 ordinary C-share).

(p)
Each ordinary A- and B-share carries the right to one vote on all resolutions proposed at this Annual General Meeting. The ordinary C-share carries the right to 350,000,000 votes in respect of those matters set out in Article 4.7 of the Articles of Association, but otherwise carries no right to vote. As a result, the ordinary C-share carries the right to 350,000,000 on resolutions 6 to 9 but no right to vote on any of the other resolutions proposed at this Annual General Meeting. 312,871 ordinary A-shares are held by the Company as treasury shares and therefore are not eligible for voting. Accordingly, the total number of voting rights in the Company in respect of the Resolutions proposed at this Annual General Meeting as at 28 February 2020 is as follows:

(i)	424,447,783 votes on resolutions 6 to 9; and
(ii)	74,447,783 votes on all other resolutions.
As announced on or around 11 March 2020, the Company is undertaking a share buyback and this will reduce the number of shares in issue prior to the AGM. The number of shares to be bought back will not be known until the process is complete but will be announced to the market in the normal course.
(q)	Any member attending the meeting has the right to ask questions. The Company must answer all question related to the business being dealt with at the meeting unless:
(i)	answering the question would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;
(ii)	the answer has already been given on a website in the form of an answer to a question; or
(iii)	it is undesirable in the interest of the Company or the good order of the meeting that the question be answered.

Announcement no. 6 / 13 March 2020	TORM plc – Notice of and complete proposals for the Annual General Meeting 2020	Page 19 of 24

(r)
A memorandum which outlines the key terms of the contracts for services of the Executive Director and each of the non-Executive Directors, are available for inspection at the Company's registered office during normal business hours and at the place of the meeting from at least 15 minutes prior to the meeting until the end of the meeting.

(s)
The quorum for the meeting is two or more members who are entitled to vote on each of the resolutions proposed at this Annual General Meeting of the Company, present in person or by proxy or a duly authorized representative of a corporation which is a member.

(t)
The ordinary resolutions must be passed by a simple majority of the total number of votes cast for and against such resolution. The special resolutions must be passed by at least 75% of the total number of votes cast for and against such resolution.

(u)	At the meeting, the vote may be taken by show of hands or by poll. On a poll, every member who is present in person or by proxy shall be entitled to one vote for every share held.
(v)
If, within five minutes after the time appointed for the meeting (or such longer interval not exceeding one hour as the Chairman of the meeting may think fit to allow) a quorum is not present, the meeting shall stand adjourned to a day (but not less than ten days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened) the time and place to be decided by the Chairman, and at such adjourned meeting one member present in person and by proxy shall be a quorum.

(w)
Pursuant to regulation 41 of The Uncertificated Securities Regulations 2001, members will be entitled to attend and vote at the meeting if they are registered on the Company's register of members at 18:00 (BST) on 13 April 2020.

Announcement no. 6 / 13 March 2020	TORM plc – Notice of and complete proposals for the Annual General Meeting 2020	Page 20 of 24

TORM PLC
Registered in England and Wales – Company Number 09818726 (the "Company")
FORM OF PROXY
for use by shareholders at the Annual General Meeting
to be held on 15 April 2020
I/we, the undersigned shareholder(s) of the Company hereby appoint:
1	The Chairman of the Meeting; or

2
(Name and address of proxy in capital letters)

as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company to be held at Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom, on 15 April 2020 at 12:00 noon (BST) and at any adjournment thereof.
Please indicate with an "X" in the appropriate boxes below how the proxy should vote and then sign on the next page.  If no specific direction as to voting is given, the proxy may vote or abstain at his/her discretion.
RESOLUTIONS	For	Against	Withheld
ORDINARY RESOLUTIONS
Resolution 1 – (Adoption of the Annual Report and Accounts)
Resolution 2 – (Remuneration Report)
Resolution 3 – (Appointment of Ernst & Young LLP)
Resolution 4 – (Fix remuneration of the Auditors)
Resolution 5 – (Dividend)
Resolution 6 – (Re-appointment of Christopher H. Boehringer)
Resolution 7 – (Re- appointment of Göran Trapp)
Resolution 8 – (Re-appointment of Jacob Meldgaard)
Resolution 9 - (Appointment of Annette Malm Justad)
Resolution 10 - (Renewal of Existing Allotment Authorities)
SPECIAL RESOLUTIONS
Resolution 11 – (Renewal of Existing Disapplication Authorities)
Resolution 12 – (Market purchase of shares)
Resolution 13 – (Reduction of capital)

I/we authorize my/our proxy to act at his/her discretion in relation to any other business arising at the meeting (including in respect of whether to adjourn such meeting) and at any adjournment of such meeting.

Signature(s)	Dated

Name:		(in capital letters)

Initials and surnames of joint holders if any

Address

VP reference no.:

Announcement no. 6 / 13 March 2020	TORM plc – Notice of and complete proposals for the Annual General Meeting 2020	Page 21 of 24

NOTES
(a)
As a member of the Company you are entitled to appoint a proxy or proxies to exercise all or any of your rights to attend, speak and vote at a general meeting of the Company. You can only appoint a proxy using the procedures set out in these notes. If the proxy is being appointed in relation to part of your holding only, please enter the number of shares in relation to which they are authorized to act as your proxy in the box next to the proxy’s name. If this box is left blank, they will be authorized in respect of your full voting entitlement.

(b)
Appointment of a proxy does not preclude you from attending the meeting and voting in person. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

(c)
A proxy does not need to be a member of the Company but must attend the meeting to represent you. If you wish to appoint as your proxy someone other than the Chairman of the meeting, cross out the words "the Chairman of the Meeting" and write on the dotted line the full name and address of your proxy.  The change should be initialled.

(d)
In the case of a corporation, the proxy form must be expressed to be executed by the corporation and must be signed by a Director and the secretary or by two Directors or under the hand of a duly authorized officer or attorney.

(e)	In the case of joint holders the vote of the person first named in the register of members tendering a vote will be accepted to the exclusion of the votes of the other joint holders.
(f)
You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. If you are appointing more than one proxy, please indicate the number of shares in relation to which they are authorized to act as your proxy and indicate that the proxy appointment is one of multiple appointments being made next to the proxy holder’s name. Multiple proxy appointments should be returned in the same envelope.

(g)
To direct your proxy on how to vote on the resolutions, mark the appropriate box with an "X". To abstain from voting on a resolution, select the relevant "withheld" box. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution.

(h)
In the absence of instructions, the appointed proxy may vote or abstain from voting as he or she thinks fit on the specified resolution and, unless instructed otherwise, the appointed proxy may also vote or abstain from voting as he or she thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.

(i)
You are requested to complete and send this Form of Proxy (or a notarially certified copy thereof) by regular mail to the Company's registered office.  To be valid, this form must be completed and deposited at the Company's registered office together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, by 18:00 (BST) on 13 April 2020.

Announcement no. 6 / 13 March 2020	TORM plc – Notice of and complete proposals for the Annual General Meeting 2020	Page 22 of 24

To:          TORM Plc

APPOINTMENT OF CORPORATE REPRESENTATIVE
The Company named below, being a member of your Company, hereby notifies you of the appointment of __________________ as its Corporate Representative to attend on its behalf at the Annual General Meeting of your Company to be held on 15 April 2020 and at any adjournment thereof and to vote on the Resolutions set forth in the notice of the said meeting.
Dated:

........................................................................
Duly authorized for and on behalf of

Announcement no. 6 / 13 March 2020	TORM plc – Notice of and complete proposals for the Annual General Meeting 2020	Page 23 of 24

REGISTRATION FORM (A-shares)

TORM PLC Annual General Meeting on Wednesday, 15 April 2020 at 12:00 noon (BST)
at Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom.

Name:

Address:

Zip code and city:

VP reference number:

(Please use CAPITAL LETTERS)

Order admission card:

Please tick off or order directly at www.vp.dk/agm

☐ ☐ I/we will attend the Annual General Meeting and hereby order an admission card

☐ ☐ I/we attend with advisor:

Name of advisor (please use CAPITAL LETTERS)

________________________________________________________

Admission cards will be available at the entrance of the AGM.

Date:	Signature:

Announcement no. 6 / 13 March 2020	TORM plc – Notice of and complete proposals for the Annual General Meeting 2020	Page 24 of 24